Filed by Board of Trade of the City of New York, Inc.
In connection with the merger of IntercontinentalExchange, Inc.
(Commission File No. 001-32671)
Pursuant to Rule 425 under the Securities Act of 1933, as amended
Subject Company:
Board of Trade of the City of New York, Inc.
Date: September 15, 2006

Proposed Merger of NYBOT and IntercontinentalExchange September 15, 2006

Forward Looking Statements Forward-Looking Statements- Certain statements in this presentation may contain forward-looking information regarding Board of Trade of the City of New York, Inc. ("NYBOT"), Intercontinental Exchange, Inc. ("ICE"), and the combined company after the completion of the merger that are intended to be covered by the safe harbor for "forward-looking statements" provided by the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, the benefits of the merger transaction involving NYBOT and ICE, including future strategic and financial benefits, the plans, objective, expectations and intentions of NYBOT and ICE following the completion of the merger, and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of NYBOT's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements. The following factors, among others, could cause actual results to differ from those as set forth in the forward-looking statements: the ability to obtain governmental approvals and rulings on or regarding the transaction on the proposed terms and schedule; the failure of NYBOT members to approve the merger; the risk that the businesses will not be integrated successfully; the risk that the revenue opportunities, cost savings and other anticipated synergies from the merger may not be fully realized or may take longer to realize than expected; disruption from the merger making it difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending and third-party relationships and revenues; social and political conditions such as war, political unrest or terrorism; general economic conditions and normal business uncertainty. Additional risks and factors are identified in ICE's filings with the Securities and Exchange Commission, including ICE's Quarterly Report on Form 10-Q for the quarter ended June 30, 2006. You should not place undue reliance on forward-looking statements, which speak only as of the date of this press release. Except for any obligations to disclosure material information under the Federal securities laws, NYBOT undertakes no obligation to release publicly any revisions to any forward-looking statements to reflect events or circumstances after the date of this press release. Important Merger Information: In connection with the proposed merger, ICE intends to file relevant materials with the SEC, including a prospectus regarding the proposed transaction. Such documents, however, are not currently available. INVESTORS ARE URGED TO READ THE PROSPECTUS REGARDING THE TRANSACTION WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain a free copy of the prospectus, as well as other filings containing information about ICE and NYBOT without charge, at the SEC's website (http: // www.sec.gov) once such documents are filed with the SEC. Copies of the prospectus will also be available, without charge, once they are filed with the SEC by directing a request to ICE at 2100 RiverEdge Parkway, Suite 500, Atlanta, Georgia, 30328, Attention: Investor Relations; or by emailing a request to ir@theice.com. This communication shall not constitute an offer to sell or the solicitation of an offer to buy the securities, not shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Background NYBOT and Brown Brothers Harriman have been working together in exploring various strategic options available to NYBOT. Over the course of this period, the working group of NYBOT and BBH have entered into a number of discussions with strategic and financial acquirers. Both the NYBOT and ICE Boards have approved signing a Merger Agreement. Why does the combination of NYBOT and ICE create value for both exchanges? Creates an industry leading international energy and commodities exchange Allows NYBOT to partner with a leading electronic exchange to initiate side-by-side trading and develop additional products NYBOT provides ICE a proprietary clearinghouse NYBOT provides ICE a CFTC regulated exchange and compliance infrastructure Creates scale to compete with larger exchanges Creates a large diversified product offering Leverages ICE's electronic platform capabilities and proprietary trader customer base

Proposal Overview Description Purchase 100% of the equity value of NYBOT Members will continue to have trading rights Consideration 10.3 million ICE shares, valued at $650 million as determined by the ten-day average closing share price ending September 7, 2006 $400 million of cash "Lock-up" Requirements None. Members shall receive fully registered shares at closing Member must retain 30% of stock received (3,162 shares) and pledge these shares to the Exchange in order to maintain trading rights and receive a 20% discount on proprietary trading (both open outcry and electronic) Clearing firms must retain the stock portion of two memberships (21,078 shares) in order to clear Initial Pro Forma Ownership ICE: 85.5% NYBOT: 14.5% Break-Up Fee Board may consider unsolicited offers that could lead to a superior proposal Under this scenario, the break-up fee owed to ICE would be $39.0 million and up to $5.0 million of expenses Governance The NYBOT Board of Directors shall be a nine member board including NYBOT CEO, two senior ICE executives, two NYBOT directors and four public directors Two existing NYBOT directors will be appointed to the ICE Board ICE and NYBOT shall agree prior to the Closing on four public directors to serve on the NYBOT Board, to be selected first from among the five current public directors of NYBOT; and otherwise, from a list of public candidates to be submitted by those NYBOT public directors who are willing to serve in this role

Core Rights The deal protects certain core rights pertaining to trading in NYBOT's agricultural products: sugar, coffee, cotton, cocoa, and orange juice. The trading floor for these core products will remain open. Existing members will retain trading rights and receive a 20% discount on exchange and clearing fees for both open outcry and electronic proprietary trading. Brokers handling customer business will be protected by retaining a $1.00 per side premium in contract pricing for electronic trading fees, unless a competing exchange launches a look-a-like contract. Even in a competitive situation, electronic fees may not be less than open-outcry fees. ICE may not list an electronically traded cash settled identical contract unless a competing exchange does so first. Members will be permitted to confer and sell trading rights and to lease their memberships, essentially as allowed under current rules. Financial and non-financial eligibility criteria for membership and floor trading will remain as under current rules. ICE will provide necessary financial and technical support of floor operations and maintenance of an appropriate disaster recovery site. The trading floor may be closed if open outcry volumes for any core agricultural product (or in the aggregate for all products) fall below 50% of the 2005 levels for a 90 day period. Until 2013, any proposed amendment to bylaws or rules concerning Core Rights must be approved first by three of the four public directors, who will be selected by NYBOT prior to closing and serve for at least four years. Such change will also require a vote of two-thirds of the nine-member NYBOT Board, of which six members will initially be appointed by NYBOT.

Transaction Benefits ICE is offering a premium purchase price. 65x trailing twelve months after-tax earnings (through July 2006) 24% above last seat sale 430% above the seat value as of July, 2004 Members are given flexibility to retain or reduce their investment in the futures industry. While the overall deal calls for 38% of the purchase consideration in cash and 62% in ICE stock, members may elect to receive more or less stock than this split. Final allocations will depend on the members' overall preferences. The deal is tax efficient. It is expected that the stock portion of the consideration will not be taxable until it is sold. Members are receiving shares in a well managed, fast growing, successful company. Revenues have grown at 78.6% on a year over year basis as of June 2006 Gross margin is in excess of 70% Net income has grown at 77.4% on a year over year basis as of June 2006 Share price has increased 65% since IPO in November of 2005 There is no lock-up. Members may sell all of their ICE shares immediately upon closing the deal (expected in early 2007) or retain 30% of the shares (18.6% of sale consideration) in order to retain member privileges.

Transaction Benefits (Cont'd) Deal permits NYBOT to partner with a leading electronic exchange to initiate side-by- side trading and develop additional electronic products. This avoids NYBOT having to develop and finance its own electronic platform and reduces the risk that another exchange will introduce competition with NYBOT's core agricultural products. ICE has a successful history of developing derivative contracts in energy. They will encourage the introduction of electronic derivatives in NYBOT's core agricultural products (e.g. origin differential contracts in coffee) which may lead to significant arbitrage opportunities. The deal is contingent upon, among other things, (i) regulatory approval, (ii) approval by the IRS of the tax free status of the stock portion of the consideration and the value of the residual trading right, and (iii) approval by two-thirds of NYBOT's members who vote.

Certain Transaction Risks ICE's business is highly dependent on the energy sector. Future profits will likely be correlated to energy trading. ICE has built its business by taking market share from NYMEX. This may be more difficult going forward, as NYMEX has introduced side-by-side trading and launched electronic trading on CME's Globex platform. ICE's share price is expensive, trading at 33.3x 2006 net income and 18.4x 2006 EBITDA. The entire sector is priced expensively. ICE has been a public company for less than twelve months. During this time its share price has experienced significant volatility. It is currently trading approximately 65% above the level of its IPO. The deal provides for a fixed number of shares to be distributed to NYBOT members. These may not be sold until the deal closes in early 2007. The value of the shares could decline during that period. Electronic products may draw customer business away from existing contracts. In an extreme situation, if open outcry volume falls below 50% of 2005 levels, ICE may choose to close the floor. There is a possibility that the deal will not receive regulatory or IRS approval. ICE insiders have a substantive number of shares which are subject to "lock-up" restrictions, some of which expire between now and the expected closing date. Future sales of these shares could adversely impact ICE's share price. If Members elect to sell shares quickly, this may also lead to downward pressure on ICE's share price.

Why will open outcry survive? NYBOT has competed successfully against the all-electronic LIFFE for years. The floor community provides valuable liquidity to NYBOT markets and service to trade users. The NYBOT markets are different from many electronic markets, in part due to the requirements of physical delivery in NYBOT's markets. While there is a cost to operating the floor, proprietary floor trading volume is also a major source of fee revenue for the Exchange. Core rights provisions provide significant protections to the floor. No exchange has yet developed a successful platform for commodity options trading.

Founded in 2000 by Jeffery Sprecher, ICE operates a global, fully electronic derivatives market, focused on energy and power futures and OTC products. ICE has leading market share in global Brent Crude Oil Futures, and grown significant market share by offering WTI Crude Oil Futures as of February, 2006. ICE generates roughly 50% of its revenue through futures, and 50% from OTC products such as North American Natural Gas and Power. The company generates roughly 50% of revenue outside of the US. ICE has roughly 50% of the energy futures market. ICE has successfully created "standardized" OTC products that can be cleared through a clearinghouse, thus reducing risk associated with OTC transactions. This capability represents a significant competitive advantage to other derivative exchanges. Product Highlights Brent Crude - Used by a wide range of market participants to price crude oil, ICE reported ADV of 175,847 contracts in August of 2006 WTI - ICE launched West Texas Intermediate contract in February to compete directly with NYMEX' WTI contract. Contracts averaged 80,641 daily contracts August Gas Oil - Leading benchmark for the pricing of a range of traded refined oil products outside of the US, ICE averaged 143,823 daily contracts in August of 2006 ICE reported $799,017 average daily commissions on OTC products in August of 2006 ICE Overview Business Overview Summary Valuation and Financial Performance ICE Wall Street Research Summary Microsoft PowerPoint

ICE Equity Performance - IPO to Present

Next Steps: Time Line September 2006 September 2006 September 2006 September 2006 September 2006 September 2006 September 2006 S M T W Th F S 1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 26 27 28 29 30 October 2006 October 2006 October 2006 October 2006 October 2006 October 2006 October 2006 S M T W Th F S 1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 26 27 28 29 30 31 November 2006 November 2006 November 2006 November 2006 November 2006 November 2006 November 2006 S M T W Th F S 1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 26 27 28 29 30 December 2006 December 2006 December 2006 December 2006 December 2006 December 2006 December 2006 S M T W Th F S 1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24/31 25 26 27 28 29 30

Transaction Team Overview Transaction Team Transaction Team Brown Brothers Harriman Financial advisory and negotiation Deloitte & Touche Accounting, legal and information technology due diligence Milbank, Tweed, Hadley & McCloy Legal Mercer Consulting Integration consulting Houlihan Lokey Howard & Zukin Independent fairness opinion The Parthenon Group Industry consultants NYBOT working group Fred Schoenhut, Harry Falk, Audrey Hirschfeld, Walter Hines, Terry Martell, George Haase